The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 [redacted]

02069023

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

3rd December, 2002.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 29th November 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 3rd December 2002, detailing the number of EMI Group plc Ordinary Shares acquired by way of reinvestment of dividends in respect of Mr Eric Nicoli, a Director of the Company, by the Plan Manager of the EMI Group Personal Equity Plans.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

The EMI Group

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 02/54

Company Announcements Office,
London Stock Exchange.

3rd December, 2002.

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 1 0 2002
WASH. D.C. 180

Dear Sirs,

EMI Group plc - Directors' Interests

To comply with paragraph 16.13 of the Listing Rules, we advise that the Plan Manager of the EMI Group Personal Equity Plans has informed the Company today (3rd December 2002) that Mr Eric Luciano Nicoli, a Director of the Company, acquired 88 EMI Group plc Ordinary Shares of 14p each at a price of 159.5p per Ordinary Share on 27th November 2002. The additional Ordinary Shares resulted from the Plan Manager's reinvestment of dividends and, where appropriate, tax credits and were acquired in respect of the beneficial holdings of Mr Nicoli and his wife, Mrs Rosalind M. Nicoli, in the EMI Group Corporate Personal Equity Plan, both receiving 44 Ordinary Shares.

The Ordinary Shares acquired are being held in the name of the Plan Manager's nominee, BT Globenet Nominees Ltd 10 a/c.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary